26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

November 13, 2020

CONFIDENTIAL

Ms. Katherine Bagley

Ms. Lilyanna Peyser

Office of Trade & Services

Division of Corporation Finance

Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Kuke Music Holding Limited
Draft Registration Statement on Form F-1
Confidentially Submitted October 15, 2020
CIK No. 0001809158

Dear Ms. Bagley and Ms. Peyser:

On behalf of our client, Kuke Music Holding Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the staff’s letter dated November 2, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 15, 2020 relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”).  Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.  Simultaneously with the submission via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS:   Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:   Michelle Cheh8 | Daniel Dusek3 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:   1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

The staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1, submitted October 15, 2020

Risk Factors

Risks Related to Our Business and Industry

“Minimum guarantees required under certain of our license agreements . . .”, page 18

1.                            We note your response to comment 5, your amended disclosure, and your response that “the amount of minimum guarantee payments varies significantly under license agreements with different licensors, ranging from RMB3,000 per agreement to US$1,674,000 per year, depending on the market position of the licensor and the nature of licensed content.” To provide context for investors regarding the extent of possible minimum guarantee payments in your license agreements, please amend your filing to include as disclosure the range of minimum guarantee payments and the reason for this large range, as asserted in your response.

In response to the Staff’s comments, the Company has revised the disclosure on page 19 of the Revised Draft Registration Statement.

“PRC laws and regulations over direct investment in and loans to PRC entities . . .”, page 35

2.                            We note your response to comment 6, and your amended disclosures that “[you] are allowed to make capital contributions to [y]our PRC subsidiaries by subscribing for their registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures,” and “[f]or example, the maximum amount of the loans that Beijing Kuke Music, one of [y]our VIEs, can obtain from outside China as of December 31, 2019 is approximately RMB573.8 million (US$82.4 million).” Please amend your disclosure to provide the estimated maximum amount of loans from outside China that could be obtained by your other VIEs and/or PRC subsidiaries. Please also clarify whether any of your PRC subsidiaries have completed the relevant filing and registration procedures for increasing their registered capital in connection with this offering.

In response to the Staff’s comments, the Company has revised the disclosure on page 37 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that its subsidiaries do not have any current plan to increase their registered capital and therefore are not required to complete the relevant filing and registration procedures.

“Our business may be negatively affected by the potential obligations . . .”, page 42

3.                            We note your response to comment 8, and your amended disclosure that “[w]e may be subject to a late charge at the rate of 0.05% per day from the day of default, and, if we are unable to make the full payments as requested by the in-charge government authority, we may also be subject to a fine of up to three times of the total amount of the outstanding social insurance contribution.” To provide context for investors regarding your potential liability for these outstanding social insurance and housing fund contributions, please disclose an estimate of the amount of these outstanding contributions.

In response to the Staff’s comments, the Company has revised the disclosure on page 44 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations The COVID-19 Pandemic, page 73

4.                            We note your response to comment 11 and your amended disclosures here and on page 11 of your filing. You disclose that, due to measures and precautionary actions taken pursuant to the COVID-19 pandemic, you had decreased sales of institutional music subscription services, Kuke smart pianos and Kuke smart music teaching systems, and the closure of kindergartens has made it more difficult for you to establish new collaboration and recruit new students to enroll in your Kukey courses. Further, you disclose that, due to the prohibition of public gatherings, the sales of Kukey courses declined significantly, and ticket sales and related sponsorship fees decreased. Please quantify the decline in sales of your Kukey courses, institutional music subscription services, smart pianos, teaching systems, courses, tickets and sponsorship fees. Please also quantify the extent to which your sales have recovered.

In response to the Staff’s comments, the Company has revised the disclosure on pages 74 and 75 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that, as the Company was only able to resume organizing live classical music events in October 2020, it is not in a position to accurately assess the extent to which the COVID-19 pandemic has had on its ticket sales and sponsorship fees.

Intellectual Property

License Agreements, page 112

5.                            We note your response to comment 19 that you believe you are not required to file the license agreements of Naxos China, “as these agreements have been made in the ordinary course of [your] business and are not agreements upon which [your] business is substantially dependent.” Please provide a more detailed legal analysis supporting your response.

In response to the Staff’s comment, the Company has filed the License Agreement between Naxos international (Far East) Limited and Naxos (Beijing) Culture & Communication Co., Ltd. and the Digital Distribution Agreement between Naxos of America, Inc. and Naxos (Beijing) Culture & Communication Co., Ltd. as exhibits to the Revised Draft Registration Statement.

Index to Consolidated Financial Statements, page F-1

6.                            Please update your financial statements in accordance with Item 8.A.5 of Form 20-F.

In response to the Staff’s comment, the Company has updated the financial statements in the Revised Draft Registration Statement.

*         *         *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +8610 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to the following partner at Ernst & Young.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.            He Yu, Chairman of the Board and Chief Executive Officer

Tony Chan, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Amanda Mi Tang, Esq., Partner, Kirkland & Ellis International LLP

Samuel Wong, Partner, Ernst & Young

James Lin, Esq., Partner, Davis Polk & Wardwell LLP